[SHIP]
                            THE VANGUARD GROUP(R) LOGO

                         VANGUARD(R) SELECTED VALUE FUND

              SUPPLEMENT TO THE PROSPECTUS DATED FEBRUARY 25, 2005

IMPORTANT CHANGES TO VANGUARD SELECTED VALUE FUND

FUND ADDS A SECOND INVESTMENT ADVISOR AND ADOPTS A NEW ADVISORY FEE SCHEDULE Effective immediately, the board of trustees of Vanguard Selected Value Fund has added Donald Smith & Co., Inc. (Donald Smith & Co.) as a second investment advisor. In addition, the board of trustees has adopted a new advisory fee schedule for the Fund's continuing advisor, Barrow, Hanley, Mewhinney & Strauss, Inc. (Barrow, Hanley). The new advisory fee schedule will be effective August 1, 2005.

     Donald Smith & Co. will manage a modest portion of the Fund's assets; over time it is expected that Donald Smith & Co. will manage a larger portion of the Fund. Donald Smith & Co. and Barrow, Hanley each independently select and maintain a portfolio of common stocks for the Fund. Donald Smith & Co.'s portfolio was established with assets from the Fund's cash investments. The Fund's board of trustees has designated the proportion of Fund assets to be managed by each advisor and may change these proportions at any time.

INVESTMENT OBJECTIVE, PRIMARY INVESTMENT STRATEGIES, AND PRIMARY RISKS
The Fund's investment objective, primary investment strategies, and primary risks will not change.

PROSPECTUS TEXT CHANGES
In the indicated sections of the prospectus, the following text changes are made:

     In the FUND PROFILE, under "Additional Information," the following advisor information is added:

-    Donald Smith & Co., Inc., New York, N.Y., since 2005

     In the FUND PROFILE, the "FEES AND EXPENSES" text is restated as follows:

FEES AND EXPENSES
The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund. As is the case with all mutual funds, transaction costs incurred by the Fund for buying and selling securities are not reflected in the table. The expenses shown under Annual Fund Operating Expenses are based on estimated amounts for the current fiscal year, adjusted to account for changes in the Fund's investment advisory arrangements.

SHAREHOLDER FEES (fees paid directly from your investment)
Sales Charge (Load) Imposed on Purchases:                            None
Purchase Fee:                                                        None
Sales Charge (Load) Imposed on Reinvested Dividends:                 None
Redemption Fee:                                                         1%*

ANNUAL FUND OPERATING EXPENSES (expenses deducted from the Fund's assets)
Management Expenses:                                                 0.61%
12b-1 Distribution Fee:                                              None
Other Expenses:                                                      0.02%
     Total Annual Fund Operating Expenses:                           0.63%

*The 1% fee applies to shares redeemed within one year of purchase by selling, by exchanging to another fund, or by application of the low-balance account-closure policy. The fee is withheld from redemption proceeds and retained by the Fund. Shares held for one year or more are not subject to the 1% fee.

     The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It illustrates the hypothetical expenses that you would incur over various periods if you invest $10,000 in the Fund's shares. This example assumes that the Fund provides a return of 5% a year and that operating expenses match our estimates. The results apply whether or not you redeem your investment at the end of the given period.

----------------------------------------
1 Year   3 Years    5 Years   10 Years
 $64      $202       $351       $786
----------------------------------------

     THIS EXAMPLE SHOULD NOT BE CONSIDERED TO REPRESENT ACTUAL EXPENSES FROM THE PAST OR FOR THE FUTURE. ACTUAL FUTURE EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN.

     For more information about the Fund's advisory fee schedules, please see the Fund's most recent shareholder report or the Statement of Additional Information.

     Under MORE ON THE FUND, the "Security Selection" section is restated as follows:

SECURITY SELECTION
The Fund uses multiple investment advisors, each of which is responsible for managing a portion of the Fund's assets. Each advisor independently selects and maintains a portfolio of common stocks for the Fund. The Fund's board of trustees designates the proportion of the Fund assets to be managed by each advisor and may change these proportions at any time.

     Independent of each other, the advisors use active investment management methods, which means they buy and sell securities based on their judgments about the financial prospects of companies, the prices of the securities, or the stock market and economy in general. Each advisor uses different processes to select securities for its portion of the Fund's assets.

     Barrow, Hanley, Mewhinney & Strauss, Inc. (Barrow, Hanley) seeks out medium-size companies that it considers to be undervalued, choosing them on the basis of extensive research and discussions with company management. According to Barrow, Hanley, a company is undervalued if its earnings potential is not reflected in its share price. Barrow, Hanley looks for individual stocks that reflect these value characteristics: price/earnings and price/book value ratios below those of the market, as well as dividend yields above those of the market. Barrow, Hanley holds an undervalued stock until its price reflects, in the advisor's opinion, the company's underlying value.

     Donald Smith & Co., Inc. (Donald Smith & Co.), employs a strictly bottom-up investment approach that seeks out stocks of out-of-favor companies selling at discounts to tangible book value. Donald Smith & Co. looks for companies in the bottom decile of price-to-tangible-book value ratios that have positive outlooks for earnings potential over the next two to four years. Donald Smith & Co. employs traditional fundamental research techniques with the objective of determining the extent of earnings a company's asset base can generate.

     The Vanguard Group (Vanguard) manages a small portion of the Fund's assets. Vanguard typically invests its portion of the Fund's assets in stock index futures and/or shares of exchange-traded funds (ETFs). For more details, see "Other Investment Policies and Risks."

The Fund is generally managed without regard to tax ramifications.

FLAG
The Fund is subject to manager risk, which is the chance that poor security selection will cause the Fund to underperform relevant benchmarks or other funds with a similar investment objective.

     Under MORE ON THE FUND, in the "Other Investment Policies and Risks" section, the following text is added after the last paragraph:

     Vanguard typically invests a small portion of the Fund's assets in stock index futures and/or shares of ETFs, including VIPER (R) Shares issued by Vanguard stock index funds. Stock index futures and ETFs provide returns similar to those of common stocks. Vanguard may purchase futures or ETFs when doing so will reduce the Fund's transaction costs or add value because the instruments are favorably priced. Vanguard receives no additional revenue from investing Fund assets in VIPER Shares of other Vanguard funds. Fund assets invested in VIPER Shares are excluded when allocating to the Fund its share of the costs of Vanguard operations.

 The INVESTMENT ADVISOR section is restated as follows:

INVESTMENT ADVISORS
The Fund uses a multimanager approach to investing its assets.

     Each advisor independently manages its assigned portion of the Fund's assets, subject to the supervision and oversight of Vanguard and the board of trustees.

- Barrow, Hanley, Mewhinney & Strauss, Inc., One McKinney Plaza, 3232 McKinney Avenue, 15th Floor, Dallas, TX 75204, is an investment advisory firm founded in 1979. Barrow, Hanley is a subsidiary of Old Mutual Asset Managers (US) LLC, which is a subsidiary of Old Mutual plc. As of April 30, 2005, the firm managed approximately $47.8 billion in assets.

- Donald Smith & Co., Inc., 152 West 57th Street, 22nd Floor, New York, NY 10019, is an investment advisory firm founded in 1983. As of April 30, 2005, Donald Smith & Co. managed approximately $2.5 billion in assets.

     Each advisor's fee is paid quarterly, and is based on certain annual percentage rates applied to the average month-end net assets managed by the advisor over the period. In addition, each advisor's fee may be increased or decreased, based on the cumulative total return of the Fund over a trailing 36-month period for Barrow, Hanley and a trailing 60-month period for Donald Smith & Co. as compared with that of a relevant benchmark over the same period. For these purposes, the cumulative total return of Barrow, Hanley's portion of the Fund over a trailing 36-month period is compared with that of the Russell Midcap Value Index over the same period. The cumulative total return of Donald Smith & Co.'s portion of the Fund over a trailing 60-month period is compared with that of the Morgan Stanley Capital International US Investable Market 2500 Index over the same period. Please consult the Fund's Statement of Additional Information for more information about the Fund's investment advisory arrangements.

     For the fiscal year ended October 31, 2004, the advisory fee represented an effective annual rate of 0.22% of the Fund's average net assets before a performance-based increase of 0.01%.

     Under the terms of an SEC exemption, the Fund's board of trustees may, without prior approval from shareholders, change the terms of an advisory agreement or hire a new investment advisor--either as a replacement for an existing advisor or as an additional advisor. Any significant change in the Fund's advisory arrangements will be communicated to shareholders in writing. In addition, as the Fund's sponsor and overall manager, The Vanguard Group may provide investment advisory services to the Fund, on an at-cost basis, at any time. Vanguard may also recommend to the board of trustees that an advisor be hired, terminated, or replaced, or that the terms of an existing advisory agreement be revised.

     For a discussion of why the board of trustees approved the Fund's investment advisory agreements, see the Fund's report to shareholders covering the period from November 1, 2004, to April 30, 2005.

                                PLAIN TALK ABOUT
                          The Fund's Portfolio Managers

The managers primarily responsible for the day-to-day management of the Fund's portfolio are:

JAMES P. BARROW, Founding Partner of Barrow, Hanley. He has managed investment portfolios since 1963; has been with Barrow, Hanley since 1979; and has managed the Fund since 1999. Education: B.S., University of South Carolina.

MARK GIAMBRONE, Fund manager at Barrow, Hanley. He has managed investment portfolios for Barrow, Hanley since 1998 and has managed the Fund since 2002.
Education: B.S., Indiana University; M.B.A., University of Chicago.

DONALD G. SMITH, Chief Investment Officer. He has been with Donald Smith & Co. since 1983; has worked in investment management since 1968; and has managed the Fund since 2005. Education: B.S., University of Illinois; M.B.A., Harvard University; J.D., UCLA.

RICHARD L. GREENBERG, CFA, Senior Portfolio Manager. He has been with Donald Smith & Co. since 1983; has worked in investment management since 1981; and has managed the Fund since 2005. Education: B.S., SUNY Binghamton; M.B.A., University of Pennsylvania.

     The Statement of Additional Information provides information about each portfolio manager's compensation, other accounts under management, and ownership of securities in the Fund.








(C)2005 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                       PSA934 052005

                                  SHIP GRAPHIC

                          VANGUARD(R) WHITEHALL FUNDS

                         (VANGUARD SELECTED VALUE FUND)

 SUPPLEMENT TO THE STATEMENT OF ADDITIONAL INFORMATION DATED FEBRUARY 25, 2005

Effective immediately, the board of trustees of Vanguard Selected Value Fund has added Donald Smith & Co., Inc. (Donald Smith & Co.) as a second investment advisor. In addition, the board of trustees has adopted a new advisory fee schedule for the Fund's current advisor, Barrow, Hanley, Mewhinney & Strauss, Inc. (Barrow, Hanley). The new advisory fee schedule will be effective August 1, 2005.

     Donald Smith & Co. manages a modest portion of the Fund's assets; over time it is expected that Donald Smith & Co. will manage a larger portion of the Fund. Donald Smith & Co. and Barrow, Hanley each independently select and maintain a portfolio of common stocks for the Fund. Donald Smith & Co.'s portfolio was established with assets from the Fund's cash investments. The Fund's board of trustees has designated the proportion of Fund assets to be managed by each advisor and may change these proportions at any time.

STATEMENT OF ADDITIONAL INFORMATION TEXT CHANGES

In the INVESTMENT ADVISORY SERVICES section, the following text changes are made:

     Replace the first four paragraphs under the heading INVESTMENT ADVISORY SERVICES as follows:

VANGUARD SELECTED VALUE FUND

Vanguard Selected Value Fund uses multiple investment advisors. The Fund's advisors discharge their responsibilities subject to the supervision and oversight of the trustees and officers of the Fund. The proportion of the net assets of the Fund managed by each advisor was established by the board of trustees and may be changed in the future by the board of trustees as circumstances warrant.

BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.

Vanguard Selected Value Fund has entered into an Amended and Restated Investment Advisory Agreement with Barrow, Hanley, Mewhinney & Strauss, Inc. (Barrow, Hanley). Under the investment advisory agreement, Barrow, Hanley manages the investment and reinvestment of a portion of the Fund's assets and continuously reviews, supervises, and administers the investment program for its portion of the assets (the Barrow Portfolio).

     For the services rendered by Barrow, Hanley, the Fund pays Barrow, Hanley a base advisory fee at the end of each quarter (base fee). The base fee may be increased or decreased by a performance fee adjustment reflecting the investment performance of the Barrow Portfolio relative to the total return of the Russell Midcap Value Index. Barrow, Hanley's fees are calculated according to the following rules:

     (A) TOTAL QUARTERLY FEE PAYABLE. The total quarterly fee payable by the Fund to Barrow, Hanley is the base fee for the quarter as increased or decreased by the performance fee adjustment.

     (B) BASE FEE FOR THE QUARTER. The base fee for the quarter is calculated by applying a quarterly rate based on the following annual percentage rates to the average month-end assets of the Barrow Portfolio for the quarter:

                      NET ASSETS           ANNUAL RATE
                      ----------           -----------
                      First $100 million         0.40%
                      Next $200 million          0.35%
                      Next $300 million          0.25%
                      Next $5 billion            0.20%
                      Over $5.6 billion          0.15%

     Replace the paragraph entitled RELATED INFORMATION CONCERNING BARROW, HANLEY with the following:

DESCRIPTION OF BARROW, HANLEY

The investment philosophy of Barrow, Hanley is to use fundamental research to identify undervalued stocks. Barrow, Hanley, a Nevada corporation, is an investment management firm founded in 1979 that provides investment advisory services to individuals, employee benefits plans, investment companies, and other institutions. Barrow, Hanley is a subsidiary of Old Mutual Asset Managers
(US) LLC, which is a subsidiary of Old Mutual plc. Barrow Hanley's offices are located at One McKinney Plaza, 3232 McKinney Avenue 15th Floor, Dallas, Texas 75204.

BARROW, HANLEY: OTHER ACCOUNTS MANAGED BY PORTFOLIO MANAGERS

James P. Barrow managed a portion of the Selected Value Fund, which, as of April 30, 2005, held assets of $2,870,000,000. As of April 30, 2005, Mr. Barrow managed nine other registered investment companies with total assets of $22,619,900,000, including two where the advisory firm's fee was based on account performance with total assets of $21,969,000,000. As of April 30, 2005, Mr. Barrow also managed 23 other accounts with total assets of $2,069,300,000.

     Mark Giambrone managed a portion of the Selected Value Fund, which, as of April 30, 2005, held assets of $2,870,000,000. As of April 30, 2005, Mr.
Giambrone managed four other registered investment companies with total assets of $125,100,000, and eight other accounts with total assets of $322,100,000.

BARROW, HANLEY: MATERIAL CONFLICTS OF INTEREST

Barrow, Hanley seeks to eliminate potential conflicts of interest by managing all client accounts identically, whether the accounts incur an asset-based fee, performance-based fee, or a combination. All client accounts are treated equally when traded, being aggregated in all buys and sells.

BARROW, HANLEY: DESCRIPTION OF COMPENSATION

In addition to base salary, all Barrow, Hanley portfolio managers and analysts share in a bonus pool that is distributed semiannually. The amount of bonus compensation is based on quantitative and qualitative factors. Analysts and portfolio managers are rated on their value added to the team-oriented investment process. Compensation is not tied to a published or private benchmark. Contributions to the overall investment process may include not recommending securities in an analyst's sector if there are no compelling opportunities in the industries covered by that analyst.

     In addition, many Barrow, Hanley employees, including all portfolio managers and analysts, have equity ownership in the firm through "phantom stock" in Barrow, Hanley, as well as participation in a long-term incentive plan with Old Mutual Asset Management (US). Also, all partners of the firm receive, on a quarterly basis, a share of the firm's profits, which are, to a great extent, related to the performance of the entire investment team. Each individual manager's compensation is tied to the overall profitability of the firm and not to any single account, whether performance-based fee or otherwise.

BARROW, HANLEY: OWNERSHIP OF SECURITIES

As of April 30, 2005, the Barrow, Hanley portfolio managers of the Fund did not own any shares of the Fund.

     Add the following text  immediately  after the paragraph  entitled  BARROW,
HANLEY: OWNERSHIP OF SECURITIES:

DONALD SMITH & CO., INC.

Vanguard Selected Value Fund has entered into an Investment Advisory Agreement with Donald Smith & Co., Inc. (Donald Smith & Co.). Under the investment advisory agreement, Donald Smith & Co. manages the investment and reinvestment of a portion of the Fund's assets and continuously reviews, supervises, and administers the investment program for its portion of the assets (the DSC Portfolio).

     For the services rendered by Donald Smith & Co., the Fund pays Donald Smith & Co. a base advisory fee at the end of each quarter (base fee). The base fee may be increased or decreased by a performance fee adjustment reflecting the investment performance of the DSC Portfolio relative to the total return of the MSCI Investable Market 2500 Index. Donald Smith & Co.'s fees are calculated according to the following rules:

     (A) TOTAL QUARTERLY FEE PAYABLE. The total quarterly fee payable by the Fund to Donald Smith & Co. is the base fee for the quarter as increased or decreased by the performance fee adjustment.

     (B) BASE FEE FOR THE QUARTER. The base fee for the quarter is calculated by applying a quarterly rate based on the following annual percentage rates to the average month-end assets of the DSC Portfolio for the quarter:

                   NET ASSETS           ANNUAL RATE
                   ----------           -----------
                   First $100 million         0.40%
                   Next $200 million          0.35%
                   Next $300 million          0.25%
                   Over $600 million          0.20%

     (C) CALCULATION OF THE PERFORMANCE ADJUSTMENT. The base fee, as described above, will be increased or decreased based on the investment performance of the DSC Portfolio. The performance adjustment for each fiscal quarter of the Fund shall be calculated by multiplying the appropriate adjustment percentage (shown below) to the annual percentage rate applied to the DSC Portfolio over the previous 60 months, and dividing the result by four. The adjustment percentage for each fiscal quarter of the DSC Portfolio shall be determined by applying the following performance adjustment schedule to the cumulative performance of the DSC Portfolio relative to the MSCI Investable Market 2500 Index (the Index) over the rolling 60-month period applicable to such fiscal quarter.

                         PERFORMANCE ADJUSTMENT SCHEDULE

CUMULATIVE PERFORMANCE OF DSC PORTFOLIO
VS.
INDEX OVER APPLICABLE 60-MONTH PERIOD                     ADJUSTMENT PERCENTAGE
-------------------------------------                     ---------------------
More than +12%                                                 +50% to base fee
Greater than 0% up to and including +12%       Linear increase between 0% to 50%
From -12% up to and including 0%              Linear decrease between -50% to 0%
Less than -12%                                                  -50% to base fee

     (D) TRANSITION RULES FOR CALCULATING DONALD SMITH & CO.'S COMPENSATION. The performance adjustment will not be fully incorporated into the determination of the adjusted fee until the fiscal quarter ended July 31, 2010. Until that date, the following transition rules will apply:

    (1) MAY 23, 2005, THROUGH APRIL 30, 2006. The adjusted fee will be deemed to equal the base fee. No performance adjustment will apply to the calculation of the adjusted fee during this period.

    (2) MAY 1, 2006, THROUGH JULY 31, 2010. Beginning May 1, 2006, the performance adjustment will take effect on a progressive basis with regard to the number of months elapsed between July 31, 2005, and the end of the quarter for which the adjusted fee is being computed. During this period, the base fee for purposes of calculating the performance adjustment will be computed using the average month-end net assets of the DSC Portfolio, as determined for a period commencing August 1, 2005, and ending as of the end of the applicable fiscal quarter of the Fund. During this period, the performance adjustment will be calculated using the cumulative performance of the DSC Portfolio and the Index for a period commencing August 1, 2005, and ending as of the end of the applicable fiscal quarter of the Fund. For these purposes, the endpoints and the size of the range over which a positive or negative adjustment percentage applies and the corresponding maximum adjusted percentage will be multiplied by a time-elapsed fraction. The fraction will equal the number of months elapsed since July 31, 2005, divided by 60.

    (3) ON AND AFTER JULY 31, 2010. The adjusted fee will be equal to the base fee plus the performance adjustment.

     (E) OTHER SPECIAL RULES RELATING TO DONALD SMITH & CO. COMPENSATION. The following special rules will also apply to Donald Smith & Co.'s compensation:

    (1) DSC PORTFOLIO UNIT VALUE. The DSC Portfolio unit value shall be determined by dividing the total net assets of the DSC Portfolio by a given number of units. The number of units in the DSC Portfolio shall be equal to the total shares outstanding of the Fund on the effective date of the agreement; provided, however, that as assets are added to or
                          --------  -------
        withdrawn from the DSC Portfolio, the number of units in the DSC Portfolio shall be adjusted based on the unit value of the DSC Portfolio on the day such changes are executed.

    (2) DSC PORTFOLIO PERFORMANCE. The investment performance of the DSC Portfolio for any period, expressed as a percentage of the DSC Portfolio unit value at the beginning of the period, will be the sum of: (1) the change in the DSC Portfolio unit value during such period; (2) the unit value of the Fund's cash distributions from the DSC Portfolio's net investment income and realized net capital gains (whether short or long term) having an ex-dividend date occurring within the period; and (3) the unit value of capital gains taxes per share paid or payable on undistributed realized long-term capital gains accumulated to the end of such period by the DSC Portfolio, expressed as a percentage of the DSC Portfolio unit value at the beginning of such period. For this purpose, the value of distributions of realized capital gains per unit of the DSC Portfolio, of dividends per unit of the DSC Portfolio paid from investment income, and of capital gains taxes per unit of the DSC Portfolio paid or payable on undistributed realized long-term capital gains shall be treated as reinvested in units of the DSC Portfolio at the unit value in effect at the close of business on the record date for the payment of such distributions and dividends and the date on which provision is made for such taxes, after giving effect to such distributions, dividends, and taxes. For purposes of calculating investment performance, the DSC Portfolio unit value will be determined net of all fees and expenses of the Fund attributable to the DSC Portfolio. Thus, the performance of the DSC Portfolio will be net of all fees and expenses of the Fund attributable to the DSC Portfolio when compared to the Index.

    (3) INDEX PERFORMANCE. The investment record of the Index for any period, expressed as a percentage of the Index level at the beginning of such period, will be the sum of (1) the change in the level of the Index during such period, and (2) the value, computed consistently with the Index, of cash distributions having an ex-dividend date occurring within such period made by companies whose securities make up the Index. For this purpose, cash distributions on the securities that make up the Index will be treated as reinvested in the Index, at least as frequently as the end of each calendar quarter following the payment of the dividend. The calculation will be gross of applicable costs and expenses, and consistent with the methodology used by the Index provider.

    (4) PERFORMANCE COMPUTATIONS. The foregoing notwithstanding, any computation of the investment performance of the DSC Portfolio and the investment record of the Index shall be in accordance with any then applicable rules of the U.S. Securities and Exchange Commission.

    (5) EFFECT OF TERMINATION. In the event of termination of the agreement, the fees provided in the agreement will be computed on the basis of the period ending on the last business day on which the agreement is in effect, subject to a pro rata adjustment based on the number of days Donald Smith & Co. performed services hereunder during the fiscal quarter in which such termination becomes effective as a percentage of the total number of days in such quarter.

DESCRIPTION OF DONALD SMITH & CO.

Donald Smith & Co. is a value manager employing a strict bottom-up fundamental approach to stock selection. Founded in 1983, the firm manages assets for institutional clients. Donald Smith & Co. is 100% owned by active employees, all of whom are members of the investment team. Donald Smith & Co.'s offices are located at 152 West 57th Street, 22nd Floor, New York, New York 10019.

DONALD SMITH & CO.: OTHER ACCOUNTS MANAGED BY PORTFOLIO MANAGERS

Donald G. Smith and Richard L. Greenberg jointly manage a portion of the Selected Value Fund, which, as of April 30, 2005, held assets of $2,870,000,000. As of April 30, 2005, each portfolio manager jointly managed three other registered investment companies with total assets of $976,000,000, and one other pooled investment vehicle with total assets of $161,000,000. As of April 30, 2005, each portfolio manager also jointly managed 22 other accounts with total assets of $1,354,000,000, including one where the advisory firm's fee was based on account performance with total assets of $200,000,000.

DONALD SMITH & CO.: MATERIAL CONFLICTS OF INTEREST

Donald Smith & Co. is an independent investment advisor with no parent or subsidiary organizations. Additionally, it has no affiliated organizations, brokerage, or investment banking activities.

     Clients include mutual funds, public and corporate pension plans, endowments and foundations, and other separate accounts. Donald Smith & Co. has put in place systems, policies, and procedures, which have been designed to maintain fairness in portfolio management across all clients. Potential conflicts between funds or with other types of accounts are managed in accordance with allocation policies and procedures, internal review processes, and direct oversight by Donald G. Smith, President.

DONALD SMITH & CO.: DESCRIPTION OF COMPENSATION

All Donald Smith & Co. employees are compensated in accordance with incentive plans. The compensation for portfolio managers/analysts consists of a base salary, a partnership interest in the firm's profits, and possibly an additional, discretionary bonus. This discretionary bonus can exceed 100% of the base salary if performance for clients exceeds established benchmarks. The current benchmark utilized is the Russell 2000 Value Index, measured over a one-year period. Additional distribution of firm ownership is a strong motivation for continued employment at Donald Smith & Co.

DONALD SMITH & CO.: OWNERSHIP OF SECURITIES

As of April 30, 2005, the Donald Smith & Co. portfolio managers of the Fund did not own any shares of the Fund.

     In the section entitled BOARD REVIEW OF INVESTMENT ADVISORY ARRANGEMENTS, replace the text before the sub-heading "Vanguard International Explorer Fund (Schroder Investment Management North America Inc.)":

Each Fund's board of trustees oversees the Fund's management and each advisor's performance on a regular basis. The board determines annually whether to renew the Fund's investment advisory agreement. Vanguard provides the board with monthly, quarterly, and annual analyses of the advisor's performance. In addition, the advisor provides the board with quarterly self-evaluations and certain other information that the board deems important for its evaluation of the short- and long-term performance of the advisor.

     The Fund's portfolio managers meet with the board periodically to discuss the management and performance of the Fund. The board receives additional information detailing other sources of revenue to the advisor or its affiliates from its relationship with the Fund and intangible or "fall-out" benefits that accrue to the advisor and its affiliates, if relevant. Also, the board receives information about the advisor's control of Fund investment expenses, such as transaction costs, including ways in which portfolio transactions for the Fund are conducted and brokers are selected. When considering whether to continue the Fund's investment advisory arrangement, the board examines several factors, but does not identify any particular factor as controlling its decision.

VANGUARD SELECTED VALUE FUND

The board's decisions to revise the current advisory fee schedule for Barrow, Hanley and to add Donald Smith & Co. as a second advisor were based upon its most recent evaluation of each advisor's investment staff, portfolio management process, and investment performance results. In considering whether to approve the agreements, the board engaged in arms-length discussions with Barrow, Hanley and Donald Smith & Co. and considered the factors discussed below, among others. Among the factors considered by the board were fund investment performance and expense information. Recent performance and advisory fee information follows:

                      AVERAGE ANNUAL RETURN (BEFORE TAXES)
                    ------------------------------------

                                 1 YEAR ENDED  5 YEARS ENDED      10 YEARS ENDED
                                    3/31/2005      3/31/2005           3/31/2005
                                 ------------  -------------      --------------
VANGUARD SELECTED VALUE FUND
 INVESTOR SHARES                        18.94%         15.20%              9.52%
Average Midcap Value Fund*              12.82          12.10              12.73
Russell Midcap Value Index              18.34          13.43              13.07

*Derived from data provided by Lipper Inc.

                                                                             ADVISORY FEES
                                                                           EXPRESSED AS AN
                                                                          ANNUAL EFFECTIVE
                                                                        RATE OF THE FUND'S        ESTIMATED ADVISORY
                                                                        AVERAGE NET ASSETS            FEE RATE AFTER
                                                                     BEFORE IMPLEMENTATION         IMPLEMENTATION OF
                                                                           OF NEW ADVISORY              NEW ADVISORY
                                                   EXPENSE RATIO**            ARRANGEMENTS+             ARRANGEMENTS
                                                   -------------     ---------------------         -----------------
VANGUARD SELECTED VALUE FUND INVESTOR SHARES               0.60%                     0.23%                     0.26%
Average Midcap Value Fund*                                 1.56                      0.67                      N/A

 *Derived from data provided by Lipper Inc.
**As of the Fund's most recent fiscal year end, October 31, 2004.
 +Advisory fee rates are expressed as an annual effective rate of the Fund's average net assets as of the Fund's most recent fiscal year end, October 31, 2004.


BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.

- The board considered the benefits to shareholders of continuing to retain Barrow, Hanley as an advisor to the fund pursuant to an Amended and Restated Investment Advisory Agreement, particularly in light of the nature, extent, and quality of services provided by Barrow, Hanley. The board considered the quality of investment management to the fund over both the short and long term and the organizational depth and stability of the firm. The trustees concluded that the existing asset-based advisory fee schedule has been in place for many years and that it should be adjusted to reflect the fair market value of Barrow Hanley's services and the firm's need to maintain an expanded portfolio management team to manage a very large fund in the value-oriented market segment. No changes were made to the current performance fee adjustment. The trustees concluded that Barrow, Hanley has provided high quality advisory services for the Fund and has demonstrated strong organizational depth and stability over both the short- and long-term. Under the new fee arrangement, Barrow Hanley could build on its organizational depth and stability, and enhance the Fund's portfolio management team by hiring and retaining top investment managers.

- The board considered the investment performance of the Fund compared with the performance of the Fund's peer group and relevant benchmarks, including any periods of outperformance and underperformance relative to the Fund's peer group and benchmarks. The Board concluded that the Fund outperformed the Russell Midcap Value Index over the past one and five years. Further, the board concluded that the Fund has consistently outperformed the Average Mid-Cap Value Fund. Relevant performance information is included in the preceding table.

- The board considered the cost of services to be provided, including consideration of competitive fee rates and the fact that, after the adjustment, the Fund's advisory fee is expected to remain significantly below that of most of its peers. Among other comparative data, the board considered the expense information shown in the preceding table.

- The board considered the extent to which economies of scale would be realized as the Fund grows, including a consideration of appropriate breakpoints in the Barrow, Hanley advisory fee schedule. By including asset-based breakpoints in the fee schedule, the Fund's trustees ensure that, if the portion of the Fund managed by Barrow, Hanley continues to grow, investors will benefit by realizing economies of scale in the form of a lower advisory fee ratio.

DONALD SMITH & CO., INC.

- The board considered the benefits to shareholders of adding Donald Smith & Co. as a second advisor to the Fund, particularly in light of the nature, extent, and quality of services to be provided by Donald Smith & Co. The board concluded that hiring Donald Smith & Co. is in the best interest of Fund shareholders because Donald Smith & Co. is a fundamental high-quality manager with a track record of consistent success. The board noted that the Donald Smith & Co. team responsible for implementing the firm's investment strategy has over two decades of investment experience, and that the firm specializes in managing value equity portfolios similar to those of the Fund. The board also concluded that adding Donald Smith & Co. as an advisor would allow the Fund to retain its character as a diversified mid-cap stock value equity offering. The Fund will have a mix of differentiated active managers, who each have the opportunity to generate superior returns for shareholders over the long term.

- Because the investment advisory arrangement with Donald Smith & Co. is an initial advisory agreement, the board analyzed the performance of other funds and accounts managed by the firm. The board concluded that Donald Smith & Co.'s other investment portfolios have strong investment returns and have posted competitive results by outperforming both the Fund's benchmark and the Fund's peer group over various short- and long-term periods.

- The board considered the advisory fee schedule and estimated expense ratio of the Fund and compared them with the average advisory fee and expense ratio for the Fund's peer group. The board concluded that, after the addition of Donald Smith & Co., the Fund's advisory fee and expense ratio would be expected to remain significantly below the advisory fee rates and expense ratios of the Fund's peers. Among other comparative data, the board considered the expense information shown in the preceding table.

- The board considered the extent to which economies of scale would be realized as the Fund grows, including a consideration of appropriate breakpoints in the Donald Smith & Co. advisory fee schedule. By including asset-based breakpoints in the fee schedule, the Fund's trustees ensure that, if the portion of the Fund managed by Donald Smith & Co. continues to grow, investors will benefit by realizing economies of scale in the form of a lower advisory fee ratio.

The board considered all of the circumstances and information provided by the two advisors and Vanguard regarding the performance of the Fund, and concluded that approval of an Amended and Restated Investment Advisory Agreement for Barrow, Hanley and the addition of Donald Smith & Co. as a second advisor are in the best interest of the Fund and its shareholders.







(C)2005 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                      052005